Exhibit 99.1

BeyondSpring Announces Third Quarter 2020 Financial Results and Provides Business Updates

- Announced SEED Therapeutics Inc.(“SEED”)’s collaboration with Eli Lilly and Company(“Lilly”)

NEW YORK, November 17, 2020 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, today announced its financial results and provided an operational update for the three months ended September 30, 2020.

“We were thrilled to announce positive top-line data in our pivotal Phase 3 study demonstrating plinabulin in combination with pegfilgrastim (peg) provides superior benefits for patients in preventing chemotherapy-induced neutropenia (CIN) compared with peg alone. Results show combination plinabulin + peg’s ability to reduce infection and hospitalization rates after chemotherapy, allowing for the potential for patients to continue receiving life-saving treatments. This means patients may potentially receive more stable doses, longer sustained cycles and the strongest regimens possible resulting in potential survival benefit,” said Dr. Lan Huang, co-founder, chairperson and chief executive officer of BeyondSpring. “We expect to file a New Drug Application (NDA) for CIN, plinabulin’s first indication, in the U.S. in early 2021, soon followed by an NDA submission in China and look forward bringing this important therapy to market.”

Select Third Quarter 2020 and Recent Business Highlights

Recent Clinical Highlights

Breakthrough Therapy Designation

Received Breakthrough Therapy Designation for plinabulin in CIN from both the U.S. FDA and China’s Center for Drug Evaluation (CDE) of the National Medical Products Administration (NMPA). FDA’s Breakthrough Therapy designation is intended to expedite the development and review of a drug candidate that is planned to treat a serious or life-threatening disease or condition in which clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints.

Recent Corporate Highlights

SEED’s collaboration with Lilly

Announced a research collaboration and license agreement and a share purchase agreement between SEED and Lilly in the area of targeted protein degradation (TPG), or “molecular glue”,  SEED will receive a $10 million upfront payment, up to $10 million investment and up to approximately $780 million in milestones related to preclinical, clinical, regulatory and commercial milestones, plus royalties on net sales of products that result from the collaboration.

BeyondSpring Appoints Elizabeth Czerepak as Chief Financial Officer

Announced the appointment of Elizabeth Czerepak to the role of chief financial officer. Ms. Czerepak brings to BeyondSpring more than 30 years of senior finance and leadership experience, including Board and venture capital experience. Ms. Czerepak most recently served as CFO and chief business officer of Genevant Sciences. Simultaneously, the Company announced the appointment of Edward Liu as chief financial officer to SEED focused on a targeted protein degradation platform to attack previously believed undruggable targets.

Financial Results for the Three Months Ended September 30, 2020

Research and development (“R&D”) expenses were $8.6 million for the quarter ended September 30, 2020, compared to $7.2 million for the quarter ended September 30, 2019. The $1.4 million increase was largely attributable to higher clinical trial costs and NDA preparation costs.

General and administrative (“G&A”) expenses were $6.7 million for the quarter ended September 30, 2020, compared to $2.5 million for the quarter ended September 30, 2019. The $4.2 million increase was primarily due to an increase of $2.0 million related to pre-launch commercialization costs for plinabulin, and an increase of $1.9 million in G&A employees’ compensation.

Net loss attributable to the Company was $14.5 million for the quarter ended September 30, 2020, compared to $9.4 million for the quarter ended September 30, 2019.

As of September 30, 2020, the Company had cash and cash equivalents of $30.9 million on hand. The Company believes with the implementation of a cost reduction plan it has sufficient cash to support its clinical trials and the preparation of NDA submissions in the U.S. and China for plinabulin for the CIN and NSCLC indications, as well as to advance its immuno-oncology pipeline and protein degradation research platform.

Anticipated Milestones

The following outlines the Company’s anticipated upcoming milestones and projected timelines:

•	NDA submission for plinabulin for CIN in the U.S. – Early 2021
•	NSCLC phase 3 data readout – H1 2021
•	Rolling NDA submission for plinabulin for NSCLC in China – H1 2021

About BeyondSpring
BeyondSpring is a global, clinical-stage biopharmaceutical company focused on the development of innovative cancer therapies. BeyondSpring’s lead asset, plinabulin, a first-in-class agent as an immune and stem cell modulator, is in a Phase 3 global clinical trial as a direct anticancer agent in the treatment of non-small cell lung cancer (NSCLC) and Phase 3 clinical programs in the prevention of CIN.  BeyondSpring has strong R&D capabilities with a robust pipeline in addition to plinabulin, including three immuno-oncology assets and a drug discovery platform using the protein degradation pathway, which is being developed in a subsidiary company, Seed Therapeutics, Inc. The Company also has a seasoned management team with many years of experience bringing drugs to the global market. BeyondSpring is headquartered in New York City.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:
Ashley R. Robinson
LifeSci Advisors, LLC
+1 617-430-7577
arr@lifesciadvisors.com

Media Contact:
Darren Opland, Ph.D.
LifeSci Communications
+1 646-627-8387
darren@lifescicomms.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2019 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2020

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		December 31,	September 30,
	Note	2019	2020
		$	$
			(Unaudited)
Assets

Current assets:
Cash and cash equivalents		35,933	30,874
Advances to suppliers		4,519	4,328
Prepaid expenses and other current assets		410	485
Total current assets		40,862	35,687

Noncurrent assets:
Property and equipment, net	3	209	189
Operating lease right-of-use assets		2,538	2,340
Other noncurrent assets		946	1,180
Total noncurrent assets		3,693	3,709

Total assets		44,555	39,396

Liabilities and equity

Current liabilities:
Accounts payable		2,537	2,191
Accrued expenses		5,861	8,380
Due to related parties	5	29	-
Current portion of operating lease liabilities		537	697
Other current liabilities	11	1,089	1,551
Total current liabilities		10,053	12,819

Noncurrent liabilities:
Long-term loans	4	1,436	2,108
Operating lease liabilities		1,935	1,546
Total noncurrent liabilities		3,371	3,654

Total liabilities		13,424	16,473

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 27,885,613 and 30,516,401 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	7	3	3
Additional paid-in capital	7	246,979	284,310
Accumulated deficit	7	(216,845)	(260,222)
Accumulated other comprehensive income (loss)	7	140	(47)

Total BeyondSpring Inc.’s shareholders’ equity		30,277	24,044
Noncontrolling interests	7	854	(1,121)
Total equity		31,131	22,923

Total liabilities and equity		44,555	39,396

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2020	2019	2020
		$	$	$	$

Revenue		-	-	-	-

Operating expenses
Research and development		(7,230)	(8,637)	(18,762)	(33,369)
General and administrative		(2,474)	(6,710)	(6,260)	(12,227)

Loss from operations		(9,704)	(15,347)	(25,022)	(45,596)
Foreign exchange (loss) gain, net		(131)	174	(127)	109
Interest expense		(46)	(21)	(186)	(63)
Interest income		57	10	64	102
Other income		-	-	-	3

Loss before income tax		(9,824)	(15,184)	(25,271)	(45,445)
Income tax benefit	6	-	-	-	-

Net loss		(9,824)	(15,184)	(25,271)	(45,445)
Less: Net loss attributable to noncontrolling interests		(457)	(644)	(1,259)	(2,068)

Net loss attributable to BeyondSpring Inc.		(9,367)	(14,540)	(24,012)	(43,377)

Net loss per share
Basic and diluted	10	(0.37)	(0.48)	(1.01)	(1.51)
Weighted-average shares outstanding
Basic and diluted	10	25,309,776	30,303,093	23,819,453	28,658,215

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment gain (loss)		113	(277)	144	(226)

Comprehensive loss		(9,711)	(15,461)	(25,127)	(45,671)
Less: Comprehensive loss attributable to noncontrolling interests		(494)	(677)	(1,298)	(2,107)

Comprehensive loss attributable to BeyondSpring Inc.		(9,217)	(14,784)	(23,829)	(43,564)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

 (Amounts in thousands of U.S. Dollars (“$”))

(Unaudited)

		Nine months ended September 30,
	Note	2019	2020
		$	$
Operating activities:
Net loss		(25,271)	(45,445)
Adjustments to reconcile net loss to net cash from operating activities:
Share-based compensation	12	1,750	6,082
Depreciation expenses	3	61	54
Non-cash operating lease expense		379	457
Changes in operating assets and liabilities:
Advances to suppliers		(3,992)	191
Due from related parties		481	-
Prepaid expenses and other current assets		(89)	(75)
Other noncurrent assets		(68)	(234)
Accounts payable		(7,638)	(346)
Accrued expenses		(705)	2,519
Operating lease liabilities		(431)	(488)
Other current liabilities		43	502
Net cash used in operating activities		(35,480)	(36,783)

Investing activities:
Acquisitions of property and equipment		(4)	(34)
Net cash used in investing activities		(4)	(34)

Financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discounts and commissions		44,957	31,933
Capital contributions from noncontrolling interests		10,083	-
Payments of offering costs		(318)	(594)
Proceeds from loans	4	2,986	635
Proceeds from related party borrowings	5	3,328	32
Repayment of loans		(1,493)	-
Repayment of related party borrowings	5	(3,328)	(61)
Net cash provided by financing activities		56,215	31,945

Effect of foreign exchange rate changes, net		58	(187)

Net increase/(decrease) in cash and cash equivalents		20,789	(5,059)
Cash and cash equivalents at beginning of period		3,889	35,933
Cash and cash equivalents at end of period		24,678	30,874

Supplemental disclosures:
Interest paid		83	60

Non-cash activities:
Operating right-of-use assets obtained in exchange for operating lease liabilities		-	259

  The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

On May 21, 2019, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) to act as an agent in selling the Company’s ordinary shares in an at-the-market (“ATM”) offering program. As of September 30, 2020, the Company received aggregate gross proceeds of $13,185 on 630,228 ordinary shares sold in respect thereof.

In June 2020, the Company completed a public offering of an aggregate of 2,219,500 ordinary shares of the Company at a public offering price of $13.0 per share for gross proceeds of $28,854.

On June 18, 2020, the Company entered into a share subscription agreement for the sale of an aggregate of 384,615 ordinary shares at $13.0 per share in a private placement transaction (the “Private Placement”). Gross proceeds of $5,000 was received in July 2020.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

As of September 30, 2020, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring Pharmaceuticals Inc. (“BeyondSpring US”)	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited (“BeyondSpring HK”)	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited (“BVI Biotech”)	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology (Shenzhen) Ltd. (“Wanchun Shenzhen”)	The People’s Republic of China (“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	57.97%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical Technology Ltd. (“Beijing Wanchun”)	PRC	May 21, 2018	57.97%	Clinical trial activities

SEED Therapeutics Inc. (“SEED”)	BVI	June 25, 2019	100%	Pre-clinical development activities

SEED Technology Limited (“SEED Technology”)	BVI	December 9, 2019	57.97%	Holding company

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

The accompanying unaudited interim condensed consolidated balance sheet as of September 30, 2020, the unaudited interim condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2019 and 2020, the cash flows for the nine months ended September 30, 2019 and 2020, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2019. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three and nine months ended September 30, 2020 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2020. The consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future, and has primarily funded these losses through equity financings. The Company incurred a net loss of $45,445 during the nine months ended September 30, 2020 and has an accumulated deficit of $260,222 as of September 30, 2020. Net cash used in operations was approximately $36,783 for the nine months ended September 30, 2020. As of September 30, 2020, the Company had $22,868 net current assets and $30,874 cash and cash equivalents on hand.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Going concern (continued)

The Company is implementing a cost reduction plan, which includes the deferral of certain research, development and clinical projects and reduction of administrative expenses until it obtains additional financing. With the implementation of the cost reduction plan, the Company anticipates that its current financial resources will enable it to meet its operational expense and capital expenditure needs into the fourth quarter of year 2021.

Therefore, the management believes that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued has been alleviated. The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to share-based compensation, clinical trial expense accrual, valuation allowance for deferred tax assets, estimating uncertain tax position, measurement of operating right-of-use assets and lease liabilities and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Fair value measurements

The Company measures certain financial assets and liabilities at fair value. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2— Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash, due to related parties, accounts payable and long-term loans. Except for the long-term loans, the carrying values of these financial instruments approximated their fair value due to their short-term nature as of December 31, 2019 and September 30, 2020.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

As of December 31, 2019 and September 30, 2020, the total carrying amount of long-term loans was $1,436 and $2,108, compared with an estimated fair value of $1,373 and $2,002, respectively. The fair value of the long-term loans is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

Recent accounting pronouncements

New accounting standard that have not yet been adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

3.	Property and equipment, net

Property and equipment consist of the following:

	December 31,	September 30,
	2019	2020
	$	$
		(Unaudited)

Office equipment	150	170
Laboratory equipment	114	116
Motor vehicles	23	23
Leasehold improvements	103	115

	390	424
Less: accumulated depreciation	(181)	(235)

Property and equipment, net	209	189

Depreciation expenses for the three and nine months ended September 30, 2019 were $21 and $61, respectively. Depreciation expenses for the three and nine months ended September 30, 2020 were $22 and $54, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

4.	Long-term loans

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears an annual interest rate of 120.0% of the three-year loan interest rate quoted by the People’s Bank of China. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

On May 3, 2020, the Company obtained a two-year term loan with a principal amount of $635 from Citibank, North America (“Citibank”) under a Paycheck Protection Program initiated by U.S. Small Business Administration. The loan bears an annual interest rate of 1%. Under the Paycheck Protection Program, the Company is eligible to apply for forgiveness of the loan in an amount equal to the sum of certain qualified costs.

5.	Related party transactions

Loan from related parties

In October and December 2019, the Company borrowed 60-day interest-free loans totaling of $29 (RMB200) from Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”). During the nine months ended September 30, 2020, the Company borrowed 60-day interest-free loans totaling of $32 (RMB230) from Wanchun Biotech. These loans were fully repaid on September 9, 2020.

6.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three and nine months ended September 30, 2019 and 2020.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. There were no material changes in unrecognized tax benefits and related interest and penalties for the three and nine months ended September 30, 2020. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

7.	Equity

The movement of equity is as follows:

	BeyondSpring Inc.’s shareholders
	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive		Non controlling	Total
	Shares	Amount	capital	deficit	income (loss)	Subtotal	interests	equity
		$	$	$	$	$	$	$

Balances at January 1, 2020 (audited)	27,885,613	3	246,979	(216,845)	140	30,277	854	31,131
Issuance of ordinary shares	2,613,590	-	31,395	-	-	31,395	-	31,395
Share-based compensation	17,198	-	5,936	-	-	5,936	132	6,068
Foreign currency translation adjustment loss	-	-	-	-	(187)	(187)	(39)	(226)
Net loss	-	-	-	(43,377)	-	(43,377)	(2,068)	(45,445)

Balances at September 30, 2020 (unaudited)	30,516,401	3	284,310	(260,222)	(47)	24,044	(1,121)	22,923

Balances at January 1, 2019 (audited)	23,184,612	2	170,950	(178,760)	42	(7,766)	(1,616)	(9,382)
Issuance of ordinary shares	2,679,578	1	44,956	-	-	44,957	-	44,957
Capital contribution from noncontrolling interests	-	-	5,941	-	-	5,941	4,142	10,083
Share-based compensation	100,000	-	1,750	-	-	1,750	-	1,750
Capital injection shared by noncontrolling interests	-	-	(578)	-	-	(578)	578	-
Foreign currency translation adjustment gain (loss)	-	-	-	-	183	183	(39)	144
Net loss	-	-	-	(24,012)	-	(24,012)	(1,259)	(25,271)

Balances at September 30, 2019 (unaudited)	25,964,190	3	223,019	(202,772)	225	20,475	1,806	22,281

8.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2019 and September 30, 2020, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to $2,032 and nil, respectively.

9.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $20 and $59 for the three and nine months ended September 30, 2019 and were $34 and $81 for the three and nine months ended September 30, 2020, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

10.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2020	2019	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(9,367)	$(14,540)	$(24,012)	$(43,377)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	25,309,776	30,303,093	23,819,453	28,658,215

Net loss per share —basic and diluted	$(0.37)	$(0.48)	$(1.01)	$(1.51)

The effects of restricted shares and share options were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the three and nine months ended September 30, 2019 and 2020.

11.	Supplemental balance sheet information

Other current liabilities consist of the following:

	As of December 31,	As of September 30,
	2019	2020
	$	$
		(Unaudited)

Compensation related	226	320
Professional services	-	267
Other taxes related	798	836
Others	65	128

Total	1,089	1,551

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

12.	Share-based compensation

During the nine months ended September 30, 2020, the Company granted a total of 1,661,943 share options and 14,394 restricted shares, respectively.

The following table summarizes total share-based compensation expense recognized for the three and nine months ended September 30, 2019 and 2020:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2020	2019	2020
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	125	257	502	4,008
General and administrative	337	1,519	1,248	2,074

Total	462	1,776	1,750	6,082

13.	Subsequent event

On November 12, 2020, SEED Therapeutics Inc. (“SEED”) entered into a research collaboration and license agreement (the “Collaboration Agreement”) and a share purchase agreement (the “Share Purchase Agreement”) with Eli Lilly and Company (“Lilly”) to discover and develop new chemical entities that could produce therapeutic benefit through targeted protein degradation. Under the terms of the Collaboration Agreement and Share Purchase Agreement, SEED will receive a $10,000 upfront cash payment, as well as an investment of up to $10,000 from Lilly. SEED will also be eligible to receive up to approximately $780,000 in potential pre-clinical and clinical development, regulatory and commercial milestones, as well as tiered royalties on net sales of products that result from the collaboration. These transactions are subject to customary closing conditions. Upon completion, BeyondSpring entities will own approximately 60% equity interest in SEED.